Exhibit (s)

Calculation of Filing Fees Tables

Form N-2
(Form Type)

Great Elm Capital Corporation
(Exact Name of Registration as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee
Fees to be Paid	Debt	% Notes due 2029	457(a)	-	-	$ 28,750,000	0.00014760	$ 4,243.50
Fee Previously Paid	-	-	-	-	-	-	-	-
		Total Offering Amount				$ 28,750,000		$ 4,243.50
		Total Fees to Be Paid						$ 4,243.50
		Total Fees Previously Paid Net Fee Due						-
		Net Fee Due						$ 4,243.50

(1) Estimated solely for purposes of calculating the registration fee per Rule 457(a).

(2) Includes Notes that may be issued pursuant to the underwriters’ over-allotment option.